SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS Wertmanagement” on pages 2 to 3 hereof to the “Recent Developments—FMS Wertmanagement” section; and

-	Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 4 to 7 hereof.

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated August 20, 2014 and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from June 2016 through September 2016, as reported by the Federal Reserve Bank of New York.

2016	High	Low
May	1.1516	1.1135
June	1.1400	1.1024
July	1.1168	1.0968
August	1.1334	1.1078
September	1.1271	1.1158

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

FMS Wertmanagement’s Results for the Six Months Ended June 30, 2016

FMS-WM is not required to publish interim financial statements in conformity with German GAAP. Nevertheless, FMS-WM does prepare selected interim financial information for the six months ended June 30 in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2016.

FMS-WM generated a positive result from ordinary activities of EUR 200 million in the six months ended June 30, 2016 compared to EUR 331 million in the six months ended June 30, 2015. After taxes, net income for the six months ended June 30, 2016 was EUR 165 million compared to EUR 262 million for the six months ended June 30, 2015.

Risk provisions for the lending business and net income from investments in the securities business decreased from EUR 182 million in the six months ended June 30, 2015 to EUR-32 million in the six months ended June 30, 2016. This decrease was primarily attributable to reversals of valuation allowances that were no longer reported in the same amount in the six months ended June 30, 2016.

The nominal volume of the portfolio decreased by 8.1% (compared to EUR 94.7 billion as of December 31, 2015) in the six months ended June 30, 2016 to EUR 87.0 billion, which, for the first time, brings the nominal volume of the portfolio to less than 50% of its original transferred value. Since the portfolio was transferred from the HRE Group effective October 1, 2010, an aggregate amount of EUR 88.7 billion (50.5%) of the portfolio has been wound up.

Total assets of FMS-WM amounted to EUR 183 billion as of June 30, 2016 compared to EUR 171 billion as of December 31, 2015. This increase is mainly due to the repurchase by FMS-WM of Pfandbrief securities of Depfa Bank plc and its subsidiaries (the “Depfa Group”) as well as to the higher cash collateral for derivatives resulting from low interest rates.

At EUR 294 million, net interest income in the six months ended June 30, 2016 increased by 11.8% compared to EUR 263 million in the six months ended June 30, 2015, mainly on account of one-off effects in connection with adjustments to derivatives as well as interest income for the repurchased Depfa Group securities. Excluding these one-off effects, net interest income in the six months ended June 30, 2016 decreased year-on-year as expected, due in particular to the reduction in the portfolio volume. Net commission income amounted to EUR 24 million in the six months ended June 30, 2016 compared to EUR 38 million in the six months ended June 30, 2015.

General and administrative expenses decreased by 13.5% to EUR 89 million in the six months ended June 30, 2016 compared to EUR 103 million in the six months ended June 30, 2015.

On FMS-WM’s funding side, the total new issuance volume across all capital market instruments in the six months ended June 30, 2016 amounted to EUR 10.5 billion compared to EUR 8.3 billion in the six months ended June 30, 2015. One priority was the funding in pounds sterling aimed at minimizing the possible risks that may arise from the United Kingdom leaving the European Union (“EU”).

At the Depfa Group, which was transferred from the HRE Group to FMS-WM in December 2014 and is not consolidated in FMS-WM’s financial statements, loss before taxes was reduced from EUR 61 million as of June 30, 2015 to EUR 54 million as of June 30, 2016. By the end of August 2016, FMS-WM had acquired Depfa Group covered bonds and loans with a nominal volume of EUR 5.6 billion.

Other Recent Developments

On July 20, 2016, the German Federal Government adopted a draft bill for the reorganization of the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”), under which Germany’s national resolution authority would be integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and the administration and management of the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds) would be assumed by the Federal Republic of Germany—Finance Agency (Bundesrepublik Deutschland—Finanzagentur GmbH). The FMSA would remain responsible for the German wind-up institutions FMS-WM and Erste Abwicklungsanstalt. The legislative process is expected to be completed by the end of 2016, and the reorganization is expected to be completed by the beginning of 2018. The draft bill contains, among other provisions, an option for the Euro denominated refinancing of German wind-up institutions through the Federal Republic of Germany—Finance Agency.

The rating agreement of FMS-WM with Fitch Ratings will expire on December 31, 2016 and will not be renewed. The rating agreements with Standard & Poor’s and Moody’s will be continued going forward.

FMS-WM announced that Ernst-Albrecht Brockhaus, the Executive Board member responsible for funding as well as the management of liquidity and market risks and the Commercial Real Estate segment, does not intend to extend his contract when it expires in summer 2017 and is expected to instead devote himself to new professional challenges. It is expected that Mr. Christoph Müller, who is currently head of FMS-WM’s Risk Controlling, Finance & Portfolio Steering unit, will join as a new member of the Executive Board when Mr. Brockhaus’ current term expires.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2015	0.5	1.8
3rd quarter 2015	0.2	1.7
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.4	1.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2016 compared to the first quarter of 2016. Compared to the previous quarter, positive contributions came from foreign trade, with the balance of exports and imports contributing 0.6 percentage points to GDP growth. According to provisional calculations, exports of goods and services increased by a total of 1.2% compared with the first quarter of 2016, while imports decreased slightly by 0.1%. With respect to domestic demand, there were mixed signals. Final consumption expenditure of households rose slightly by 0.2% and government final consumption expenditure increased by 0.6% in the second quarter of 2016 compared to the first quarter of 2016. Capital formation, however, declined compared with the first quarter of 2016, as fixed capital formation in machinery and equipment decreased by 2.4% and in construction by 1.6%. In addition, inventories were reduced slightly, which had a negative impact of 0.1 percentage points on GDP growth. Overall, domestic uses in the second quarter of 2016 fell slightly compared with the first quarter of 2016 and reduced economic growth by 0.2 percentage points in arithmetical terms.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2016 increased by 1.8% in price and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.9% in the first quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2016, press release of August 24, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/08/PE16_291_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4

In August 2016, consumer prices in Germany rose by 0.4% compared to August 2014. As in the preceding months, the low inflation rate in August 2016 was mainly due to a decrease in energy prices by 5.9%. Compared with July 2016, when it had stood at -7.0%, the decrease of energy prices slowed down year on year. Consumers benefited especially from the prices of mineral oil products, which were down by 10.4% (of which heating oil: -15.0%, and motor fuels: -9.1%) in August 2016 on a year earlier. The prices of other energy products were also below the level of a year earlier (for example, charges for central and district heating: -8.6%; gas: -3.1%). Only electricity prices rose by 0.7% compared with the previous year. Excluding energy prices, the inflation rate in August 2016 would have been +1.1%.

Food prices overall were 0.9% higher in August 2016 than in August 2015, while the prices of goods overall fell by 0.6%, mainly due to the decrease in energy prices by 5.9%. In contrast, the prices of services overall rose by 1.3% in August 2016 from August 2015, mainly due to the 1.2% increase in net rents exclusive of heating expenses.

Compared to July 2016, the consumer price index as a whole remained unchanged in August 2016. The month-on-month comparison shows higher prices related to seasonal effects, for example, for package holidays (+0.5%) and for clothing (+2.0%), while the prices of air tickets declined considerably (-4.0%). Consumers benefited from slightly lower food prices (-0.4%), especially for vegetables (-3.8%), and lower energy prices in August 2016 (-0.9%). Price decreases were recorded for both motor fuels (-1.6%) and household energy (-0.5%) compared with the previous month.

Source: Statistisches Bundesamt, Consumer prices in August 2016: +0.4% on August 2015, press release of September 13, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/09/PE16_318_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2015	4.3	4.5
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.3
June 2016	4.2	4.3
July 2016	4.3	4.2
August 2016	4.2	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 505,000 persons, or 1.2%, from August 2015 to August 2016. Compared to July 2016, the number of employed persons in August 2016 increased by approximately 14,000 after adjustment for seasonal fluctuations.

In August 2016, the number of unemployed persons decreased by approximately 21,000, or 1.1%, compared to August 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2016 stood at 1.82 million, which was a decline of roughly 4,000 compared to July 2016.

Sources: Statistisches Bundesamt, 43.6 million persons in employment in August 2016, press release of September 29, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/09/PE16_347_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231 0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to August 2016	January to August 2015
Trade in goods, including supplementary trade items	185.4	172.2
Services	-20.2	-20.4
Primary income	36.0	32.7
Secondary income	-25.9	-27.9

Current account	175.4	156.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2016: +9.8% on August 2015, press release of October 10, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/10/PE16_362_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to the summer projection of the Federal Ministry of Finance, the German general government surplus in 2016 is expected to be  1/4% of GDP, following a surplus of 0.6% of GDP in 2015. The general government gross debt ratio is forecast to be 68% in 2016.

Source: Bundesministerium der Finanzen, Monatsbericht des BMF Juli 2016, page 22 (http://www.bundesfinanzministerium.de/Content/DE/Monatsberichte/2016/07/Downloads/monatsbericht-2016-07-deutsch.pdf?__blob=publicationFile&v=5).

Other Recent Developments

The European Union and European Integration

On June 23, 2016, the United Kingdom held a national referendum in which a majority of 51.9% voted in favor of the United Kingdom’s withdrawal from the EU. The result of this referendum is not legally binding. The formal and legal process of leaving the EU requires the government of the United Kingdom to invoke Article 50 of the Treaty on European Union by notifying the European Council of its intention to withdraw from the EU. The United Kingdom’s membership in the EU would end within two years of the notification unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period.

Sources: The Electoral Commission, Official result of the EU Referendum is declared by Electoral Commission in Manchester, press release of June 24, 2016 (http://www.electoralcommission.org.uk/i-am-a/journalist/electoral-commission-media-centre/news-releases-referendums/official-result-of-the-eu-referendum-is-declared-by-electoral-commission-in-manchester); European Commission, UK Referendum on Membership of the European Union: Questions & Answers, press release of June 24, 2016 (http://europa.eu/rapid/press-release_MEMO-16-2328_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/S/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Head of Group Treasury

By:	/S/ DR. RÜDIGER HANSEL
	Name:	Dr. Rüdiger Hansel
	Title:	Legal Counsel

Date: October 11, 2016